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Postal Ballot Notice

[Notice pursuant to Section 110 of the Companies Act, 2013, read with Rule 22 of the Companies (Management and Administration) Rules, 2014]

Dear member(s),

Notice is hereby given pursuant to the provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013 ('the Act'), read with the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment(s) thereof for the time being in force), and pursuant to other applicable laws and regulations, that the resolutions appended below are proposed to be passed by the members of the Company by postal ballot / electronic voting (e-voting). The explanatory statement pertaining to the proposed resolutions setting out the material facts concerning each resolution and the reasons thereof is annexed hereto with a Postal Ballot Form for your consideration.

The Board of Directors of the Company ('the Board'), at its meeting held on July 13, 2018, has;

1. Considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, as on record date to be determined ('Record Date'), to celebrate the 25th year of the Company's public listing in India and to further increase the liquidity of its shares. Accordingly, the approval of the members is sought for issue of bonus shares / stock dividend (on American Depositary Shares), consequential increase in the authorized share capital and necessary amendment in this regard to the Memorandum of Association. The resolution numbers 1, 2 and 3 seek approval of members on the above matters.
2. Appointed Michael Gibbs as an Independent Director. Accordingly, the approval of the members is sought for appointment under resolution number 4.

The Board has appointed Parameshwar G. Hegde, Practicing Company Secretary, as the Scrutinizer ('Scrutinizer') for conducting the postal ballot / e-voting process in a fair and transparent manner.

Members are requested to carefully read the instructions printed in the Postal Ballot Form and return the same duly completed in the enclosed self-addressed Business Reply Envelope not later than 17:00 hours IST on Wednesday, August 22, 2018. Postage will be borne and paid by the Company. Postal Ballot Form(s), if sent at the expense of the member(s), will also be accepted. The Postal Ballot Form(s) may also be deposited personally at the address given on the Business Reply Envelope. Please note that if any Postal Ballot Form is received after the said date, it will be considered that no reply has been received from the member.

Members desiring to opt for e-voting as per the facilities arranged by the Company are requested to read the instructions in the Notes under the section 'Voting through Electronic Means'. References to postal ballot(s) in this Postal Ballot Notice include votes received electronically.

The Scrutinizer will submit his report to the Chairman of the Company ('the Chairman') or to any other person authorized by the Chairman after the completion of the scrutiny of the postal ballots (including e-voting). The result of the postal ballot shall be declared on or before Saturday, August 25, 2018 and communicated to the stock exchanges, depository, registrar and share transfer agents and shall also be displayed on the Company's website, www.infosys.com

Registered office :
Electronics City, Hosur Road
Bengaluru 560 100
India

Bengaluru
July 13, 2018

by order of the Board of Directors
for Infosys Limited

A. G. S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN : L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Resolutions

Item no. 1 – Increase in authorized share capital to enable issue of bonus shares

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

RESOLVED THAT, pursuant to the provisions of Section 61 and other applicable provisions of the Companies Act, 2013, the authorized share capital of the Company be and is hereby increased to ₹2400,00,00,000 (Rupees two thousand four hundred crore only) divided into 480,00,00,000 (four hundred and eighty crore only) equity shares of ₹5 (Rupees five only) each from ₹1200,00,00,000 (Rupees one thousand two hundred crore only) divided into 240,00,00,000 (two hundred and forty crore only) equity shares of ₹5 (Rupees five only) each by creating an additional 240,00,00,000 (two hundred and forty crore only) equity shares of ₹5 (Rupees five only), each aggregating to ₹1200,00,00,000 (Rupees one thousand two hundred crore only).

RESOLVED FURTHER THAT, the Board be and is hereby authorized to take all other steps as may be necessary to give effect to the aforesaid resolution.

Item no. 2 – Alteration of Clause V of Memorandum of Association to reflect the increase in the authorized share capital proposed under Item no. 1 for the issue of bonus shares

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

RESOLVED THAT, pursuant to the provisions of Sections 13 and 61 and other applicable provisions of the Companies Act, 2013, Clause V of the Memorandum of Association of the Company be and is hereby amended by the following:

V. The authorized share capital of the Company is ₹2400,00,00,000 (Rupees two thousand four hundred crore only) divided into 480,00,00,000 (four hundred eighty crore only) equity shares of ₹5 (Rupees five only) each.

RESOLVED FURTHER THAT, the Board be and is hereby authorized to take all other steps as may be necessary to give effect to the aforesaid resolution.

Item no. 3 – Approval for the issue of bonus shares

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

RESOLVED THAT, in accordance with Section 63 and other applicable provisions of the Companies Act, 2013, the relevant provisions of the Memorandum and Articles of Association of the Company and the recommendation of the Board and subject to the regulations and guidelines issued by the Securities and Exchange Board of India (SEBI) and subject to such approvals as may be required in this regard, consent of the members be and is hereby accorded to the Board for capitalization of such sum standing to the credit of the general reserves and / or retained earnings of the Company, as may be necessary for the purpose of the issue of bonus shares of ₹5/- each, credited as fully paid-up shares to the holders of the existing equity shares of the Company, whose names appear in the Register of Members of the Company / List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL), on such date as may be fixed in this regard by the Board ('Record Date'), in the proportion of one equity share for every one existing equity share held by the members and that the bonus equity shares so issued and allotted shall, for all purposes, be treated as the paid-up capital of the Company entitled to by each such member.

RESOLVED FURTHER THAT, consequent to the issue of bonus shares, hereinbefore resolved, in accordance with the relevant provisions of the Memorandum and Articles of Association of the Company and subject to any registration statement to be filed with the Securities and Exchange Commission, USA ('the SEC'), and any other requirement under any law, consent of the members be and is hereby accorded to the Board, for the purpose of the issue of stock dividends, credited as fully paid-up American Depositary Shares ('ADSs') to the holders of the existing ADSs of the Company whose names appear on such date as may be fixed in this regard by the Board, at the proportion of one ADS for every one existing ADS held by the ADS holders.

RESOLVED FURTHER THAT, no allotment letters shall be issued to the allottees of the bonus shares and that the certificate(s) in respect of bonus shares shall be completed and thereafter be dispatched to the allottees thereof within the period prescribed or that may be prescribed on this behalf, from time to time, except in respect of those allottees who hold shares in dematerialized form.

RESOLVED FURTHER THAT, the issue and allotment of the said bonus shares to the extent they relate to Non-Resident Indians ('NRIs'), Persons of Indian Origin ('PIO') / Overseas Corporate Bodies ('OCBs') and other foreign investors of the Company will be subject to the approval of the Reserve Bank of India ('RBI'), and any other regulatory authority, as may be necessary.

RESOLVED FURTHER THAT, the Board be and is hereby authorized to make appropriate adjustments necessary for the issue of bonus equity shares / stock dividend (on ADS) as aforesaid, to the stock options and Restricted Stock Units (RSUs) which have been granted to employees of the Company under its 2015 Stock Incentive Compensation Plan, pursuant to the SEBI (Share Based Employee Benefits) Regulations, 2014 and any amendments thereto from time to time, such that the number of stock options / RSUs, which are available for granting and those already granted but not exercised as on the Record Date shall be appropriately adjusted.

RESOLVED FURTHER THAT, the bonus shares so allotted shall rank pari-passu in all respects with the fully paid-up equity shares of the Company as existing on the Record Date.

RESOLVED FURTHER THAT, for the purposes of giving effect to the bonus issue of equity shares and ADSs resolved hereinbefore, the issuance of equity shares and / or ADSs or instruments or securities representing the same, the Board and other designated officers of the Company be and are hereby authorized on behalf of the Company to do all such acts, deeds, matters and things as it may at their discretion deem necessary or desirable for such purpose, including without limitation, filing a registration statement, if any, and other documents with the SEC and / or the SEBI, listing the additional equity shares and / or ADSs on BSE Limited, National Stock Exchange of India Limited and New York Stock Exchange ('NYSE') as the case may be, amending, if necessary, the relevant sections of the agreement entered into between the Company, Deutsche Bank Trust Company Americas, New York (the Depositary for the Company's ADSs) and the American Depositary Receipt Holders ('the Deposit Agreement') in connection with the Company's ADS dividend, listing on NYSE and entering into any depositary arrangements in regard to any such bonus as it may in its absolute discretion deem fit.

RESOLVED FURTHER THAT, the Board be and is hereby authorized to take all other steps as may be necessary to give effect to the aforesaid resolution and determine all other terms and conditions of the issue of bonus shares as the Board may in its absolute discretion deem fit.

Item no. 4 – Appointment of Michael Gibbs as an Independent Director

To consider and if thought fit, to pass the following resolution as an Ordinary Resolution:

RESOLVED THAT, Michael Gibbs (DIN: 08177291), who was appointed as an Additional Director, pursuant to Section 161 and other relevant provisions of the Companies Act, 2013 and Rules made thereunder (including any statutory modification or re-enactment thereof, for the time being in force), Articles of Association of the Company, approvals and recommendations of the Nomination and Remuneration Committee, with effect from July 13, 2018 for a period of 3 (three) years, be and is hereby appointed as an Independent Director of the Company up to July 12, 2021, and that he shall not be liable to retire by rotation.

RESOLVED FURTHER THAT, the Board be and is hereby authorized to delegate all or any of the powers to any committee of directors with power to further delegate to or any other Officer(s) / Authorized Representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

Registered office :
Electronics City, Hosur Road
Bengaluru 560 100
India

Bengaluru
July 13, 2018

by order of the Board of Directors
for Infosys Limited

A. G. S. Manikantha
Company Secretary

Notes

1. The statement pursuant to Section 102 of the Act stating all material facts and the reasons for the proposal is annexed herewith.

2. The Postal Ballot Notice is being sent to the members whose names appear on the Register of Members / List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited as on Monday, July 16, 2018 . The Postal Ballot Notice is being sent to members in electronic form to the email addresses registered with their Depository Participants (in case of electronic shareholding) / the Company's Registrar and Share Transfer Agents (in case of physical shareholding). For members whose email IDs are not registered, physical copies of the Postal Ballot Notice are being sent by permitted mode along with a postage-prepaid self-addressed Business Reply Envelope.

3. Members whose names appear on the Register of Members / List of Beneficial Owners as on Monday, July 16, 2018 will be considered for the purpose of voting.

4. Resolutions passed by the members through postal ballot are deemed to have been passed as if they have been passed at a general meeting of the members.

5. The members can opt for only one mode of voting, i.e., either by physical ballot or e-voting. In case members cast their votes through both the modes, voting done by e-voting shall prevail and votes cast through physical Postal Ballot Forms will be treated as invalid.

6. In case a member is desirous of obtaining a printed Postal Ballot Form or a duplicate, he or she may send an e-mail to investors@infosys.com or einward.ris@karvy.com. The Registrar and Transfer Agent / Company shall forward the same along with postage-prepaid self-addressed Business Reply Envelope to the member.

7. Voting rights shall be reckoned on the paid-up value of shares registered in the name of the members as on Monday, July 16, 2018.

8. In compliance with Sections 108 and 110 of the Companies Act, 2013 and the Rules made thereunder, the Company has provided the facility to the members to exercise their votes electronically and vote on all the resolutions through the e-voting service facility arranged by NSDL. The instructions for electronic voting are annexed to this Notice.

9. A member cannot exercise his vote by proxy on postal ballot.

10. Members desiring to exercise their vote by physical postal ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the Postal Ballot form duly completed and signed, in the enclosed self-addressed Business Reply Envelope to the Scrutinizer, so that it reaches the Scrutinizer not later than close of working hours (i.e. 17:00 hours IST) on Wednesday, August 22, 2018. The postage will be borne by the Company. However, envelopes containing postal ballots, if sent by courier or registered / speed post at the expense of the members will also be accepted. If any postal ballot is received after 17:00 hours IST on Wednesday, August 22, 2018, it will be considered that no reply from the member has been received.

11. The Scrutinizer will submit his report to the Chairman after the completion of scrutiny, and the result of the voting by postal ballot will be announced by the Chairman or any other officer of the Company duly authorized, on or before Saturday, August 25, 2018 and will be displayed on the website of the Company (www.infosys.com), besides being communicated to the stock exchanges, depository, registrar and share transfer agent on the said date.

12. The last date for the receipt of duly completed Postal Ballot Forms or e-voting shall be the date on which the resolution would be deemed to have been passed, if approved by the requisite majority.

13. All the material documents referred to in the explanatory statement will be available for inspection at the registered office of the Company during office hours on all working days from the date of dispatch until the last date for receipt of votes by postal ballot / e-voting i.e. Wednesday, August 22, 2018.

Voting through electronic means

In compliance with Regulation 44, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, and Section 108 and other applicable provisions of the Companies Act, 2013, read with the related Rules, the Company is pleased to provide e-voting facility to all its members, to enable them to cast their votes electronically. The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its members.

The instructions for e-voting are as follows:

Step 1: Log in to NSDL's e-voting system at https://www.evoting.nsdl.com/

Step 2: Cast your vote electronically on NSDL's e-voting system.

Step 1

How to log in to the NSDL e-voting website

1. Visit the e-voting website of NSDL by opening your web browser and typing the following URL either on a desktop computer / laptop or on a mobile or scan the QR code using your smart phone:

https://www.evoting.nsdl.com	

2. Once the homepage of the e-voting system is launched, click on the icon, 'Login', available under 'Shareholders'.
3. A new screen will open. You will have to enter your User ID, your Password and a Verification Code as shown on the screen.

Alternatively, if you are registered for NSDL e-services, i.e. IDEAS, you can log in at https://eservices.nsdl.com/ with your existing IDEAS log-in details. Once you log in to NSDL e-services using your log-in credentials, click on 'e-Voting' and proceed to Step 2, i.e., cast your vote electronically.

4. Your User ID details are given below:

Manner of holding shares, i.e., Demat (NSDL or CDSL) or Physical	User ID
a) For members who hold shares in demat accounts with NSDL.	8-character DP ID followed by 8-digit Client ID For example, if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******.
b) For members who hold shares in demat account with CDSL.	16-digit Beneficiary ID For example, if your Beneficiary ID is 12************** then your user ID is 12**************
c) For members holding shares in physical form.	EVEN, followed by Folio Number registered with the company For example, if your EVEN is 101456, and Folio Number is 001***, then your User ID is 101456001***

5. Your password details are given below:
   a. If you are already registered for e-voting, then you can use your existing password to log in and cast your vote.
   b. If you are using the NSDL e-voting system for the first time, you will need to use the 'initial password' which was communicated to you. You need to enter the 'initial password', and change your password, as prompted by the system.

Communication of 'initial password'.

(i) If your email ID is registered in your demat account or with the company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you by NSDL from your mailbox. Open the email and open the attachment (it will be a .pdf file). Open the file. The password to open the file is your 8-digit client ID for your NSDL account, or the last 8 digits of your CDSL client ID, or folio number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.

(ii) If your email ID is not registered, your 'initial password' is communicated to you on your postal address.

6. If you have not received the 'initial password', or are unable to retrieve it, or have forgotten your password:
   a. Holding shares in demat accounts with NSDL or CDSL: Click on the 'Forgot User Details / Password?' option available on www.evoting.nsdl.com.
   b. Holding shares in physical mode; 'Physical User Reset Password?' option is also available on www.evoting.nsdl.com.
   c. If you are unable to get your password following the aforesaid options, you can send a request to evoting@nsdl.co.in mentioning your demat account number / folio number, your PAN, your name, and your registered address.
7. After entering your password, agree to the terms and conditions by checking the box.
8. Next, click on the 'Login' button.
9. After you click on the 'Login' button, the homepage of e-voting will open.

Step 2

How to cast your vote electronically on the NSDL e-voting system?

1. After successfully logging in following Step 1, you will be able to see the e-voting homepage. Click on 'e-Voting'. Then, click on 'Active Voting Cycles'.
2. Upon clicking on 'Active Voting Cycles', you will be able to see the 'EVEN' of all the companies in which you hold shares and whose voting cycles are in 'active' status.
3. Select the 'EVEN' of the company for which you wish to cast your vote.
4. Now you are on the voting page and ready for e-voting.
5. Cast your vote by selecting appropriate options, i.e., assent or dissent, verify / modify the number of shares for which you wish to cast your vote, and click on 'Submit'. Also click on 'Confirm' when prompted.
6. Upon confirmation, the message, 'Vote cast successfully', will be displayed.
7. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.
8. Please remember that you are not allowed to modify your vote once you confirm your vote on a resolution.

General guidelines for members

1. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send a scanned copy (PDF / JPG format) of the relevant Board resolution / authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to evoting@infosys.com with a copy marked to evoting@nsdl.co.in.
2. It is strongly recommended that you do not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot User Details / Password?' or the 'Physical User Reset Password?' option available on www.evoting.nsdl.com, to reset the password.
3. In case of any queries, you may refer to the Frequently Asked Questions (FAQs) for members and the e-voting user manual for members available in the download section of www.evoting.nsdl.com, or call on the toll-free no.: 1800-222-990, or contact Pallavi Mhatre, Assistant Manager, National Securities Depository Ltd., Trade World, 'A' Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013, at the designated email address: pallavid@nsdl.co.in/ evoting@nsdl.co.in or at telephone no. +91 22 2499 4545, who will also address grievances connected with voting by electronic means.
4. The e-voting period commences on July 24, 2018 (9:00 hours. IST) and ends on August 22, 2018 (17:00 hours. IST). During this period, members of the Company holding shares either in physical or dematerialized form, as on the relevant date i.e. July 16, 2018, may cast their vote electronically. The e-voting module shall be disabled by NSDL for voting thereafter i.e., after August 22, 2018. A member will not be allowed to vote again on any resolution on which a vote has already been cast.
5. The voting rights of members shall be proportionate to their share of the paid-up equity share capital of the Company as on the relevant date i.e. July 16, 2018.

Explanatory statement pursuant to Sections 102(1) and 110 of the Companies Act, 2013

Item nos. 1, 2 and 3

The Board, at its meeting held on July 13, 2018, considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, as on a Record Date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The Board approved and recommended the issue of bonus shares to celebrate the 25th year of the Company's public listing in India and to further increase the liquidity of its shares. The bonus issue of equity shares and stock dividend on ADSs will be subject to approval by the members, and any other applicable statutory and regulatory approvals.

The bonus shares, once allotted, shall rank pari-passu in all respects and carry the same rights as the existing equity shares and holders of the bonus shares shall be entitled to participate in full in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

The bonus issue of equity shares would, inter alia, require appropriate adjustments with respect to all the stock options and Restricted Stock Units (RSUs) which have been granted to employees of the Company under its 2015 Stock Incentive Compensation Plan, pursuant to the SEBI (Share Based Employee Benefits) Regulations, 2014 and any amendments thereto from time to time such that the number of stock options / RSUs which are available for granting and those already granted but not exercised as on Record Date shall be appropriately adjusted.

Presently, the authorized share capital of the Company is ₹ 1,200 crore divided into 240,00,00,000 equity shares of ₹ 5 each. The issue of bonus shares as aforesaid would require an increase in capital from ₹ 1,200 crore to ₹ 2,400 crore and corresponding amendments to the existing Clause V of the Memorandum of Association of the Company such that the authorized share capital is increased to ₹ 2,400 crore divided into 480,00,00,000 equity shares of ₹ 5 each.

The bonus issue of equity shares, the stock dividend on ADSs, increase in authorized capital and alteration of relevant clauses of the Memorandum of Association of the Company are subject to members' approval in terms of Sections 13, 61 and 63 of the Companies Act, 2013 and any other applicable statutory and regulatory approvals. Accordingly, the resolutions in Item nos. 1, 2 and 3 of the Postal Ballot Notice seek members' approval for capitalization of the amount standing to the credit of general reserves and / or retained earnings for and issue of bonus shares / stock dividend (on ADS) on the terms and conditions as set out in the resolution. Further, the resolutions seek members' approval for consequential amendment to the relevant Clause of Memorandum of Association of the Company.

No director, key managerial personnel or their relatives are directly or indirectly concerned or interested in the resolutions at Item nos. 1, 2 and 3 of the Notice except to the extent of their shareholding and outstanding / ESOPs / RSUs in the Company. The Board recommends the resolutions set forth in Item nos. 1, 2 and 3 for the approval of the members.

Registered office :
Electronics City, Hosur Road
Bengaluru 560 100
India

Bengaluru
July 13, 2018

Item no. 4 – Appointment of Michael Gibbs as an Independent Director

The Board, at its meeting held on July 13, 2018, appointed Michael Gibbs as an Additional Director of the Company with effect from July 13, 2018, pursuant to Section 161 of the Companies Act, 2013. The Company has also received (i) consent in writing from Michael Gibbs to act as Director in Form DIR 2 pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014 ('Appointment Rules'), (ii) intimation in Form DIR 8 in terms of the Appointment Rules from Michael Gibbs to the effect that he is not disqualified under sub-section (2) of Section 164 of the Act, and (iii) a declaration to the effect that he meets the criteria of independence as provided in sub-section (6) of Section 149 of the Act.

In the opinion of the Board, Michael Gibbs fulfils the conditions for independence specified in the Act, the Rules made thereunder and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and he is independent. A copy of the draft letter for the appointment of Michael Gibbs as an Independent Director setting out the terms and conditions is available for inspection without any fee by the members at the Company's registered office during normal business hours on working days up to Wednesday, August 22, 2018.

The resolution seeks the approval of members for the appointment of Michael Gibbs as an Independent Director of the Company up to July 12, 2021 pursuant to Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof) and he shall not be liable to retire by rotation.

All the material documents referred to in the Notice and Explanatory Statement such as the appointment letter, statutory forms etc. are available for inspection without any fee by the members at the Company's registered office during normal business hours on working days from the date of dispatch of the notice up to the last date of voting, i.e. Wednesday, August 22, 2018.

No director, key managerial personnel or their relatives except Michael Gibbs to whom the resolution relates is interested in or concerned with the resolution in Item no. 4.

The Board recommends the resolution set forth in Item no. 4 for approval of the members.

by order of the Board of Directors
for Infosys Limited

A. G. S. Manikantha
Company Secretary

Additional information on director recommended for appointment as required under Regulation 36 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and applicable secretarial standards



Michael Gibbs

Michael Gibbs is an Independent Director of Infosys. He is the former Group CIO for BP PLC having responsibility for setting and implementing BP's IT strategy and providing computing and telecommunications technology services worldwide. As CIO, Michael led a transformation of the IT function at BP, reorganizing the function and operating model. He led improvements in cyber security and the application of emerging digital technologies, including plans for a migration of legacy data centers to the cloud.

Michael served as CIO for various businesses including Conoco Refining & Marketing, Europe and Asia, based in London and ConocoPhillips Supply and Trading, Corporate Functions and Global Downstream, based in Houston. In 2008, Michael returned to London joining BP as VP/CIO, Refining & Marketing, before becoming Group CIO in 2013.

Currently, Michael does occasional business consulting and speaking. He has chaired several church and missions boards and currently serves as Vice-Chair of A Child's Hope – Haiti, serving the orphans of Haiti. Michael graduated summa cum laude from Oklahoma State University with a degree in Management Science. He completed the Executive Management Program at Penn State University in 1997 and the Concours / Cash CIO Leadership Program in 2004. In 2015, he was named in the CIO magazine's list of the most influential global CIOs and ranked as I-CIO's second most powerful IT executive in Europe.

Age

60 years

Nature of expertise in specific functional areas

Information Technology Services and Business Management

Disclosure of inter-se relationships between directors and key managerial personnel

Nil

Listed companies (other than Infosys Group) in which Michael Gibbs holds directorship and committee membership

Nil

Shareholding in the Company

Nil

Key terms and conditions of appointment

As per the resolution at Item no. 4 of this Notice read with the explanatory statement thereto

Remuneration proposed to be paid

The criteria for payment of annual remuneration to Michael Gibbs are as under:

Particulars	Amount (US $)
Fixed Board fee	75,000
Board/ Committee attendance fee [(1)]	25,000
Lead Independent Director fee	150,000
Non-Executive Chairman fee	150,000
Chairperson of audit committee	30,000
Members of audit committee	20,000
Chairperson of other committees	20,000
Members of other committees	10,000
Travel fee (per meeting)[(2)]	10,000
Incidental expenses (per meeting)[(3)]	1,000

(1) The Company normally has five regular Board meetings in a year. Independent directors are expected to attend four quarterly Board meetings and the annual general meeting (AGM) in person. The Board / committee fees will be pro-rated based on the number of meetings attended.

(2) For directors based outside India, travel fee shown is per Board meeting. This is based on the fact that additional travel time of two days will have to be accommodated for independent directors to attend Board meetings in India.

(3) For directors based outside India, incidental fees shown is per Board meeting. This fee is paid to non-executive directors for expenses incurred during their travel to attend Board meetings in India.

Date of first appointment on Board, last drawn remuneration and number of Board meetings attended

It is proposed to appoint Michael Gibbs as Director for his first term on the Board and hence, these details are not applicable.